May 20, 2011

By EDGAR Transmission

Wayne E. Carnall
Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 5546
Washington, D.C. 20549-5546

Re:	China Precision Steel, Inc.
Form 10-K for Fiscal Year Ended June 30, 2010
File No. 000-23039

Dear Mr. Carnall:

On behalf of China Precision Steel, Inc. (the “Company”), we hereby respectfully request reconsideration of the determination of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter, dated December 3, 2010, with respect to the status of the Company’s internal controls over financial reporting as at June 30, 2010.

We understand and agree that:

(A)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(B)	the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(C)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

1.
Thank you for your detailed responses dated October 13 and November 17, 2010.  We acknowledge in your response that your CFO and Financial Management have had training courses and workshops on subjects including U.S. GAAP, and your Assistance Finance Manager has had some experience working for a small subsidiary of a large registrant with some U.S. GAAP reconciliation reporting requirements.  However, based on your response, we are unable to concur with your conclusion that you have accounting personnel with sufficient experience in maintaining books and records and preparing financial statements in accordance with U.S. GAAP.  If you do not have accounting personnel with sufficient expertise, this would appear to be a material weakness in your internal controls over financial reporting as defined in Exchange Act Rule 12b-2 and Rule 1-02 of Regulation S-X.  Therefore, in this situation, please amend your Form 10-K for the year ended June 30, 2010, to provide a revised Item 9A.  The revised management report on internal control over financial reporting should clearly state that internal control over financial reporting is not effective and should provide clear disclosure of the material weakness identified by management, i.e. that you do not have accounting personnel with sufficient experience in preparing financial statements and maintaining books and records in U.S. GAAP.  You should also provide related risk factor disclosure in your amended Form 10-K.

RESPONSE:  Pursuant to our discussions with the Staff regarding the status of the Company’s internal controls over financial reporting, we confirm our understanding of the Staff’s view that the Company needs to retain accounting personnel with sufficient experience and expertise in maintaining books and records and preparing financial statements in accordance with U.S. GAAP.  Accordingly, our current report on Form 10-Q, filed with the Commission on May 16, 2011, discloses that, “during its review of our consolidated financial statements for the fiscal quarter ended March 31, 2011, our management concluded that our accounting staff lacked sufficient accounting skills and experience necessary to fulfill our public reporting obligations according to U.S. GAAP and the SEC’s rules and regulations.  Management is currently seeking for and plans to appoint qualified personnel as soon as possible to remediate this material weakness.  Our management does not believe that this material weakness had a material effect on our financial condition or results of operations or caused our financial statements as of and for the fiscal quarter ended March 31, 2011, such as to contain a material misstatement.

Office of Chief Accountant
Division of Corporation Finance
May 20, 2011

We will continue to include the foregoing disclosure regarding internal controls in our filings with the Commission until we are able to recruit a suitable candidate with sufficient U.S. GAAP experience to complement our existing accounting team in the role of Chief Accounting Officer. In addition to our own efforts in this regard, we have also recently engaged a leading China-based executive search firm to help us identify suitable candidates. We are particularly interested in candidates that have the U.S. CPA designation, as well as a minimum of 3 – 4 years of U.S. GAAP experience with either a US reporting company or a nationally recognized, PCAOB approved accounting firm.

We have spent the past two months vetting candidates to fill this role, with little success until late April when we found 2 potential candidates.  We lost one candidate to a more lucrative position at a Big 4 accounting firm, but we are currently conducting negotiations with the other candidate and we hope that we will be able to retain her for the Company. She holds a U.S. CPA designation and has served for 3 years as an Accounting Manager for a U.S. manufacturing company, and for 4 years as the U.S. GAAP and SOX compliance manager for two U.S.-listed Chinese manufacturing companies.

Until a suitable candidate is located, we will continue to work diligently with our Audit Committee members, our U.S. GAAP consultant and our registered public accounting firm, to maintain our books and records and prepare our financial statements in accordance with U.S. GAAP, and review our internal controls over financial reporting in accordance with U.S. GAAP.  We will also continue to include the material weakness disclosure in our filings.

We appreciate the time and patience of the Staff during our discussions on this matter, and we look forward to bringing the matter to a close in the near term.

(Remainder of Page Left Blank Intentionally)

Office of Chief Accountant
Division of Corporation Finance
May 20, 2011

If you would like to discuss the foregoing response to the Staff’s comment or if you would like to discuss any other matters, please contact the undersigned at 011-852-2543-2290 or Scott Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (415) 983.1523.

Sincerely,

CHINA PRECISION STEEL INC.

By:/s/ Hai Sheng Chen
Name: Hai Sheng Chen
Title: Chief Executive Officer

cc:	Scott Kline, Esq.
Dawn Bernd-Schulz, Esq.